Management Statement Regarding Compliance
With Certain Provisions of the Investment
Company Act of 1940

February 11, 2009

We, as members of management of IQ ALPHA Hedge Strategy Fund (the Fund), a series of IndexIQ Trust, are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940 (the
Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of rule 17f-2 as of October 31, 2008 and from June 30, 2008 (commencement of operations) through October 31, 2008.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2008 and from June 30, 2008 (commencement of operations) through October 31, 2008, with respect to securities reflected in the investment account of the Fund.

Index IQ Trust

By:

/s/   David Fogel
      Treasurer and Principal
      Financial Officer

/s/   Adam Patti
      President and Principal
      Executive Officer

Report of Independent Registered
Public Accounting Firm


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The Board of Trustees of
IndexIQ Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that IQ ALPHA Hedge Strategy Fund (the Fund), a series of IndexIQ Trust, complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of October 31, 2008. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2008 and with respect to agreement of security purchases and sales, for the period from June 30, 2008 (commencement of operations) through October 31, 2008:

* Confirmation of all securities held by the Depository Trust Company in book entry form;

* Reconciliation of all such securities to the books and records of the Fund and The Bank of New York Mellon (the Custodian);

* Agreement of five security purchases and five security sales since the commencement of operations from the books and records of the Fund, noting that they had been accurately recorded and subsequently settled.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that IQ ALPHA Hedge Strategy Fund complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of October 31, 2008, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of IQ ALPHA Hedge Strategy Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/   Ernst & Young LLP

New York, New York
February 11, 2009


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